

Bank of America Financial Center
601 W Riverside, Suite 430
Spokane, WA 99201
United States of America

October 14, 2010

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Command Center, Inc.
     Commission File Number 000-53088

Dear Sirs:

We have read Item 4.01 included in the Form 8-K of Command Center, Inc. We agree with the statements concerning our Firm's appointment as the Company's new independent registered public accounting firm in such Form 8-K.

Sincerely,

Behler Mick PS

BehlerMick PS
Spokane, Washington

T: +1 509 838 5111
F: +1 509 838 5114

